THE RAM FUNDS



June 4, 2009
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:  The RAM Funds (the "Trust")
           File Nos. 811-22162 and 333-148517

Ladies and Gentlemen:

      Mr. Brick Barrientos of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), on behalf of Ms. Patricia P. Williams also of the Staff, recently provided us with comments on Post-Effective
Amendment No. 2 to the Trust's registration statement on Form N-1A, which had been filed for the purpose of disclosing in the prospectuses of the two series of the Trust, the RAM Small/Mid Cap Fund and the RAM Small Cap Fund (each, a "Fund" or collectively, the "Funds"), the prior performance of mutual funds previously managed by the Funds' portfolio manager, the Transamerica Small/Mid Cap Value Fund and the Transamerica Premier Institutional Small Cap Value Fund (the "Transamerica Funds"). Following are the comments provided and the Trust's response to each:

                                  PROSPECTUSES
                                  ------------

Risk/Return Summary: Both Funds
-------------------------------

1. Each Fund's investment objective is to seek current income as a secondary consideration. Each Fund will invest 80% of its net assets in common stocks. Will the Funds achieve current income by investment of the 20% of their portfolios not committed to investment in common stocks?

RESPONSE: Current income is expected to be achieved through dividend income associated with common stocks as well money market instruments.






                         Ultimus Fund Distributors, LLC
                          225 Pictoria Drive Suite 450
                              Cincinnati, OH 45246

Risk/Return Summary: RAM Small/Mid Cap Fund
-------------------------------------------

2. Clarify that "Mid Cap Company Risk" is applicable to the RAM Small/Mid Cap Fund only.

RESPONSE:  The disclosure has been so revised.

Prior Performance of Michelle E. Stevens
----------------------------------------

3. From its February 1, 2005 inception until January 26, 2006, the Transamerica Premier Institutional Small Cap Value Fund was named the Transamerica Premier Institutional Small/Mid Cap Value Fund and was permitted to invest a larger percentage of its assets in mid-cap companies (i.e., those with capitalizations between $2.5 billion and $8 billion) than the RAM Small Cap Fund. Since the investment objectives, policies and principal strategies of the Transamerica Premier Institutional Small/Mid Cap Value Fund were therefore not substantially similar to those of the RAM Small Cap Fund, returns should only be presented for periods beginning after January 26, 2006.

RESPONSE:   The  disclosure  has  been  revised  and  the   performance  of  the
Transamerica Premier Institutional Small Cap Value Fund is presented only for periods beginning after January 26, 2006.

Prior Performance of Michelle E. Stevens
----------------------------------------

4. Prominently disclose the tenure of Ms. Stevens in managing the Transamerica Small/Mid Cap Value Fund in the paragraph titled "Returns of the Transamerica Small/Mid Cap Fund", in a manner similar to the disclosure already provided for the Transamerica Small Cap Value Fund.

RESPONSE: The disclosure has been revised to state that Ms. Stevens managed the Transamerica Small/Mid Cap Value Fund from March 1, 2004 until September 30, 2008.

Prior Performance of Michelle E. Stevens
----------------------------------------

5. The disclosure indicates that the performance of the Transamerica Funds presented does not include the performance of other accounts managed by Ms. Stevens, but that "the exclusion of these accounts does not cause the performance to be misleading." Please provide supplemental support for this statement.

RESPONSE: All the accounts managed by Ms. Stevens with investment objectives, policies and principal strategies substantially similar to the RAM Small/Mid Cap Fund during the relevant time period (the "Small/Mid Cap Value Composite") were managed according to the same investment model. The performance of the Small/Mid Cap Value Composite was not materially different from the performance of the Transamerica Small/Mid Cap Value Fund:

----------------------------------------------------------------------------------------------
AVERAGE ANNUAL TOTAL RETURNS
----------------------------
FOR PERIODS ENDED SEPTEMBER 30, 2008                                 SINCE        INCEPTION
------------------------------------     1 YEAR       3 YEARS      INCEPTION         DATE
----------------------------------------------------------------------------------------------
SMALL/MID CAP VALUE COMPOSITE*           -18.95%       5.68%         10.58%        3/1/04
----------------------------------------------------------------------------------------------

TRANSAMERICA SMALL/MID CAP VALUE
FUND CLASS A SHARES (NAV)                -19.41%       4.08%         8.96%         3/1/04
----------------------------------------------------------------------------------------------

SMALL/MID CAP VALUE COMPOSITE*           -18.95%       5.68%         6.65%       11/30/05**
----------------------------------------------------------------------------------------------

TRANSAMERICA SMALL/MID CAP VALUE
FUND CLASS I SHARES                      -18.98%        n/a          6.24%       11/15/05
----------------------------------------------------------------------------------------------

* Performance presented is gross of advisory fees and other expenses charged to the accounts in the Small/Mid Cap Value Composite.

** Performance for the Small/Mid Cap Value Composite is available only on a monthly basis.

The performance of the Small/Mid Cap Value Composite may differ from that of the Transamerica Small/Mid Cap Value Fund because of, among other things, differences in account expenses, including advisory fees, the timing of purchases and sales, and availability of cash for new investments. Based on the similarity in performance relative to the Transamerica Small/Mid Cap Value Fund, Ms. Stevens does not believe that the omission of the performance of the Small/Mid Cap Value Composite causes the performance of the Transamerica Small/Mid Cap Value Fund to be misleading.

Prior to June 2008, the Transamerica Premier Institutional Small Cap Value Fund was the only account Ms. Stevens managed with investment objectives, policies and principal strategies substantially similar to the RAM Small Cap Fund; from June 2008 to September 2008, she managed a small number of private accounts, very small in size, with investment objectives, policies and principal strategies substantially similar to the RAM Small Cap Fund. The performance of all accounts managed by Ms. Stevens in the small cap value style (the "Small Cap Value Composite") was not materially different from that of the Transamerica Premier Institutional Small Cap Value Fund:

--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS
----------------------------                                         SINCE
FOR PERIODS ENDED SEPTEMBER 30, 2008                               FEBRUARY 1,
------------------------------------     1 YEAR       3 YEARS         2006
--------------------------------------------------------------------------------

SMALL CAP VALUE COMPOSITE*               -9.71%        12.71%        10.45%
--------------------------------------------------------------------------------

TRANSAMERICA PREMIER INSTITUTIONAL
SMALL CAP VALUE FUND                     -9.93%        11.94%        10.05%
--------------------------------------------------------------------------------
* Performance presented is gross of advisory fees and other expenses charged to the accounts in the Small Cap Value Composite.

The performance of the Small Cap Value Composite may differ from that of the Transamerica Premier Institutional Small Cap Value Fund because of, among other things, differences in account expenses, including advisory fees, the timing of purchases and sales, and availability of cash for new investments. Based on the similarity in performance, the short time frame that the accounts were managed by Ms. Stevens, and the small size of the accounts relative to the Transamerica Premier Institutional Small Cap Value Fund, Ms. Stevens does not believe that the omission of the performance of the Small Cap Value Composite causes the performance of the Transamerica Premier Institutional Small Cap Value Fund to be misleading.

Prior Performance of Michelle E. Stevens
----------------------------------------

6. In the performance table, present the performance of the Transamerica Small/Mid Cap Value Fund, reflecting the deduction of the maximum front-end sales charge, before the Fund's performance excluding the impact of the front-end sales charge.

RESPONSE: The returns of the Transamerica Small/Mid Cap Value Fund, reflecting the deduction of the maximum front-end sales charge, are presented in the table before the Fund's performance excluding the impact of the front-end sales charge.

Prior Performance of Michelle E. Stevens
----------------------------------------

7. State that the performance returns presented for the Transamerica Funds are net of all fees and expenses and that, if the actual fees and expenses of the Transamerica Funds are less than the fees and expenses of the Funds, imposing the Funds' expenses on the Transamerica Funds would have lowered their performance.

RESPONSE: Footnote 1 to the performance table for each of the Transamerica Funds has been revised to state that the performance shown is net of all fees and expenses.

Footnotes 3 and 5 to the performance table of the Transamerica Small/Mid Cap Value Fund have been revised as follows (new text is in upper case):

"3 The expense ratio of Class A shares of the Transamerica Small/Mid Cap Value Fund during the fiscal years ended October 31, 2004, 2005, 2006, 2007 and 2008 was 1.32%, 1.24%, 1.39%, 1.41% and 1.41%, respectively. THE EXPENSE RATIO OF THE RAM SMALL/MID CAP FUND IS ESTIMATED TO BE 1.32% FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2009. THE USE OF THE RAM SMALL/MID CAP FUND'S EXPENSE STRUCTURE WOULD HAVE LOWERED THE PERFORMANCE RESULTS ACHIEVED BY THE TRANSAMERICA SMALL/MID CAP VALUE FUND FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005.

5The expense ratio of Class I shares of the Transamerica Small/Mid Cap Value Fund during the fiscal years ended October 31, 2006, 2007 and 2008 was 0.86%, 0.85% and 0.85%, respectively. THESE EXPENSES ARE LOWER THAN THE ESTIMATED 1.32% EXPENSE RATIO FOR CLASS A SHARES OF THE RAM SMALL/MID CAP FUND FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2009. THE USE OF THE RAM

SMALL/MID CAP FUND'S EXPENSE STRUCTURE WOULD HAVE LOWERED THE PERFORMANCE RESULTS ACHIEVED BY THE CLASS I SHARES OF THE TRANSAMERICA SMALL/MID CAP VALUE FUND. The Class I shares of the Transamerica Small/Mid Cap Value Fund are not subject to any 12b-1 distribution fee or sales charge."

Prior Performance of Michelle E. Stevens
----------------------------------------

8. In footnote 2 to the performance table for the Transamerica Small/Mid Cap Value Fund, please indicate that November 15, 2005 is the date that operations for Class I shares commenced, if that is the case.

RESPONSE: Class I shares did commence operations on November 15, 2005 and the disclosure has been revised to state this.


      *              *             *              *              *


      We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513-587-3418 if you have any questions.


Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary